SECURITIES AND EXCHANGE COMMISSION

11020328

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THE WINCHESTER GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 16 TH FLOOR
(No. And Street)

NEW YORK,	NY	10017-2024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVIN LEE CHERASHORE (646) 747-3881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IRVIN LEE CHERASHORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE WINCHESTER GROUP, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARE NOLAN
Notary Public - State of New York
No. 01NO6131460
Qualified in Richmond County
My Commission Expires August 1, 2013

(X) [signature]
Signature

2/16/11 CHAIRMAN, DIRECTOR
Title

[signature: Clare Nolan] 2/16/11
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
The Winchester Group, Inc.:

We have audited the accompanying statement of financial condition of The Winchester Group, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Winchester Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2011

THE WINCHESTER GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 18,269
Due from broker	885,206
Management and advisory fees receivable	803,722
Property and equipment (net of accumulated depreciation of ($306,989)	70,335
Other assets	61,394
TOTAL ASSETS	$ 1,838,926

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued expenses and accounts payable	$ 901,763
TOTAL LIABILITIES	901,763
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	217,500
STOCKHOLDERS' EQUITY:	
Common stock - no par value, 1,000 shares authorized, 100 shares issued and outstanding	20,000
Additional paid - in capital	111,725
Treasury Stock at cost	(35,875)
Retained earnings	623,813
TOTAL STOCKHOLDERS' EQUITY	719,663
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,838,926

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Winchester Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations commenced on September 27, 1991, and include such activities as institutional stock brokerage, investment management and corporate finances.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Customers' securities transaction, commission income, commission expense and related clearing expenses are reported on the trade date basis.

Fee Income

Investment banking fees of a contingent nature are recognized as revenue upon successful completion of the transaction. Investment management and financial advisor fees are recognized ratably as the income is earned.

Income Taxes

The Company is considered a taxable entity and as a result files Federal, New York State and New York City income tax returns and has accrued for the applicable taxes for 2010.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bear no material effect on the financial statements as presented.

NOTE 3. DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all its securities transactions including their own customer transactions through National Financial Services LLC, their clearing broker, pursuant to a clearance agreement. The Amount due from broker on the statement of financial condition is with this broker.

As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $55,000, which is included in due from clearing broker on the statement of financial condition. The deposit with the clearing broker consists of cash.

NOTE 4. FIXED ASSETS

Details of fixed assets at December 31, 2010 are as follows:

Computer equipment	$ 60,696
Furniture and fixtures	192,398
Computer software	36,586
Leasehold improvements	87,644
Total fixed assets, at cost	377,324
Less: accumulated depreciation	306,989
Net fixed assets	$ 70,335

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a U.S. Clearing ("clearing broker") on behalf of customers. Through a contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The customers' activities are transacted on either a cash or margin basis through the facilities of the clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6. LEASE COMMITMENTS

On December 12, 2007, the Company executed a 5 year non-cancelable sublease for office space with a 5 year renewal period option. Future minimum annual lease payments, are as follows:

Year Ending December 31,	Amount
2011	301,506
2012	276,380
Total	$ 577,886

As a provision of the lease, the Company has an additional five year option from December 12, 2012 to December 11, 2017 which provides for an annual base rent of $323,042. Rent expense, including incidentals for the year ended December 31, 2010 amounted to $313,834.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under three subordination agreements, each in the amount of $35,000, which mature on October 15, 2013 and two subordination agreements, each in the amount of $37,500 which mature on September 25, 2012 and one subordination agreement in the amount of $37,500 which matures on November 30, 2010. The six subordination agreements in the aggregate amount of $217,500, which are between the lenders and the corporation, have been approved by the Financial Industry Regulatory Authority and, as such, are available for net capital purposes. The interest is payable semi-annually at a rate of 10.00% per annum.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $464,592, which was $404,474 in excess of its required net capital of $60,118.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

THE WINCHESTER GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010